Filed by Sky Financial Group, Inc. Exchange Act Number 001-14473 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Waterfield Mortgage Company, Incorporated

WATERFIELD MORTGAGE COMPANY, INCORPORATED

7500 West Jefferson Blvd.

Fort Wayne, Indiana 46804

To:	Holders of Options to Purchase Waterfield Mortgage Common Shares

From:	Donald A. Sherman

Date:	September 27, 2006

Re:	Exercising or Surrendering Your Stock Options

Further to the memo you received on September 21, 2006 regarding a possible extension of the deadline to return your option exercise/surrender materials, I am writing to advise that the date by which you must return your option exercise/surrender materials to Waterfield has been extended to October 5, 2006. Please understand that the closing date for the Sky transaction has not yet been established. Accordingly, this date may be subject to further extension. We expect to provide you with a further notification and update in advance of October 5, 2006.

If you have any questions regarding the foregoing, please contact Kathleen Smith, Corporate Secretary, at (260) 434-8346.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

A number of the factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials were filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2006 Annual Meeting filed with the SEC on February 23, 2006. Other information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and definitive proxy statement/prospectus and other relevant materials filed with the SEC.